April 26, 2006

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Internap Network Services Corporation (the “Company”) Preliminary Proxy Statement on Schedule 14A filed April 7, 2006 File No. 1-31989

Dear Ms. Jacobs:

This letter addresses the comments set forth in your letter dated April 17, 2006 regarding the above filing. For your convenience, we have copied your comments below as set forth in your letter dated April 17, 2006 and have provided a response following each corresponding comment.

Preliminary Proxy Statement on Schedule 14A

Proposal 2

1.
Please advise us whether and how you have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to your proposal and prospective amendments(s) to your charter. In amending your charter, Section 242(b) requires the board of directors to “adopt a resolution setting forth the amendment proposed, declaring its advisability.” Your disclosure does not indicate whether the board of directors adopted the amendments(s) for which you are seeking stockholder approval. Please revise your disclosure as appropriate.

Response: The Company has complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to proposal 2 and the prospective amendment to our charter. On April 6, 2006, the Board unanimously approved proposal 2 and unanimously adopted resolutions setting forth the prospective amendment to the Company’s Certificate of Incorporation, declaring the advisability of the amendment proposed, subject to shareholder approval at our annual meeting, which is scheduled to take place on June 21, 2006. In response to the Staff’s comments, we have revised the disclosure in Proposal 2 to reflect the Board’s unanimous adoption of the resolutions setting forth the prospective amendment to the Company’s Certificate of Incorporation, declaring the advisability of the amendment proposed, subject to shareholder approval at our annual meeting, in compliance with the requirements of Section 242(b) of the General Corporation Law of Delaware.

2.
We note your table on page 30 illustrating the effects of your proposed reverse stock split of a one-for-five and a one-for-20 reverse stock split. Please revise to include a couple of other reverse stock split ratios within the range you are seeking approval for in order to better illustrate the effects of the reverse stock split if the board of directors were to adopt a range other than one-for-five or one-for 20.

Response: In response to the Staff’s comments, we have revised the table on page 30 to include 3 more reverse stock split ratios within the range for which we are seeking approval (one-for-8, one-for-ten and one-for-15) in order to better illustrate the effects of the reverse stock split if the board of directors were to adopt a range other than one-for-five or one-for 20.

3.
You state that cash payments will be made in lieu of the issuance of fractional shares. Accordingly, certain shares will be eliminated upon your proposed reverse stock split. Please tell us what consideration you gave to the application of Rule 13e-3 under the Exchange Act and address whether the reverse stock split has “a reasonable likelihood or a purpose of producing” the effects described in Rule 13e-3(a)(3)(ii). Please disclose whether this is a first step in a going private transaction. Please also provide additional disclosure with respect to the effects of the reverse stock split on the number of your record holders. Please see Interpretation M.30 of our July 1997 Manual of

Publicly Available Telephone Interpretations for additional guidance.

Response: In response to the Staff’s comments, we have added disclosure to the proxy statement under the caption “Effects of Reverse Stock Split.” We considered Rule 13e-3 and the effects described in Rule 13e-3(a)(3)(ii) and concluded that the proposed reverse stock split does not have a reasonable likelihood of producing those effects, directly or indirectly, and it is not being proposed for that purpose. As described in the proxy statement under the headings “Purpose of Reverse Stock Split” and “Reasons for the Reverse Stock Split,” the primary purpose of the proposed reverse stock split is to increase the trading price of our common stock on a per share basis, to improve its acceptability to investors. Accordingly, the proposal is intended to encourage (not reduce) interest and trading in our common stock. In addition, we believe that the proposed reverse stock split is unlikely to result in our common stock being held by fewer than 300 record holders. As of March 31, 2006, there were 1,183 holders of record of our common stock, calculated in accordance with Exchange Act Rule 12g5-1 and Interpretation M.30 of the Staff’s Manual of Publicly Available Telephone Interpretations. Of those, approximately 60 held fewer than 20 shares. Because a one-for-20 reverse stock split is the maximum reverse stock split ratio being proposed, we believe that this demonstrates that the reverse stock split is unlikely to result in fewer than 300 record holders. We also do not believe that a reverse stock split will result in our common stock being delisted from the American

Stock Exchange, where it is currently traded, and the Company has no intent to cause such a delisting to occur. In fact, an increase in the prevailing trading price of our common stock may be helpful in maintaining our stock’s continued listing on the American Stock Exchange or another national securities exchange, over time, although we have not received any indications from the American Stock Exchange that the current trading price is an issue for the exchange. In addition, we hereby confirm that the proposed reverse stock split is intended as a single transaction, and is not part of a series of transactions that has the purpose or likely effects specified in Rule 13e-3(a)(3)(ii).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any further questions.

Respectfully submitted,

/s/ Dorothy An
Dorothy An
General Counsel